Sun International

To Our Shareholders

I am pleased to announce that the Company reported net income for the quarter, before non-recurring items of $32.9 million, compared to earnings of $27.4 million in the same period last year. Earnings per share for the period, excluding non-recurring items, were $1.20 compared to pro-forma earnings for the sale of Resorts Atlantic City of $0.97 for the same period last year, an increase of 24%. Non-recurring items included pre-opening costs and the sale of real estate at the Company's Paradise Island operation. The average number of shares outstanding during the quarter declined by 17% as a result of stock repurchases that were completed last year.

Including the non-recurring items referred to above, the Company generated earnings in the quarter of $33.2 million, compared to net income of $27.3 million for the same period last year.

The increase in recurring earnings for the quarter was due mainly to higher EBITDA contributions from Atlantis and Mohegan Sun and the elimination of losses from Resorts Atlantic City. Interest expense was higher in the quarter due to a reduction in capitalized interest arising from the completion of the Ocean Club and Ocean Club Golf Course development projects.

The Company's flagship Paradise Island operations generated EBITDA of $50.8 million, a 6% increase over the $47.8 million that was achieved during the same period last year. The property's resort operations performed very well during the quarter. Atlantis improved its occupancy levels by five percentage points, increasing from 85% last year to 90% for this quarter, while maintaining its average room rate at $284.

The expanded Ocean Club enjoyed a successful full first quarter of operations. The property has been expanded, through the addition of 40 new luxury rooms and 10 suites, bringing the room count to 107. The expansion also included the upgrading and addition of several public spaces, as well as a new beachfront restaurant, Dune, operated by well-known restaurateur Jean-Georges Vongerichten. Despite doubling the size of the hotel, the property achieved an average occupancy of 73%, compared to 74% last year, while the average room rate increased by 9% to $739.

The new Ocean Club Golf Course hosted the Michael Jordan Celebrity Classic in January 2001. Extensive publicity for the Company's Paradise Island facilities was achieved by the televising of the tournament in the United States on the NBC network. The course was opened to resort guests immediately after the conclusion of the tournament.

The Mohegan Sun Casino continued to record growth in gross operating revenues over the same period last year. In terms of the Company's agreements with Trading Cove Associates, the Company's share of Trading Cove Associate's net income from Mohegan Sun income was $7.0 million for the quarter compared to $4.6 million in the prior year. Trading Cove Associates receives payments of 5% of gross revenues of the Mohegan Sun with effect from January 1, 2000.

The property is currently on track with its budgeted $960 million expansion, which will include 115,000 additional square feet of gaming space, a 1,200-room luxury hotel, a 100,000-square foot convention center, a 10,000-seat events center and additional retail and restaurant facilities. It is anticipated that the new casino will open in October 2001 with the hotel opening in April 2002. The payments due to Trading Cove Associates will be based on gross revenues of the expanded Mohegan Sun complex.

During April 2001, the Company completed the sale of Resorts Casino Hotel to an affiliate of Colony Capital LLC for an adjusted purchase price of $144.5 million. At the closing, the Company received $127 million in cash and $17.5 million of Subordinated Notes. The Subordinated Notes have a maturity of seven years and bear interest at 12.5% per annum. The interest is payable 50% in cash and 50% in additional Subordinated Notes. The $127 million in cash was used to permanently reduce debt under the Company's Bank Credit Agreement. In addition, Colony has a two-year option to acquire certain undeveloped real estate adjacent to the Resorts Casino Hotel for a purchase price of $40 million, which option can be extended for an additional two years under certain circumstances.

Sol Kerzner
Chairman of the Board & Chief Executive Officer
May 15, 2001
Paradise Island, The Bahamas

Forward-Looking Statements

This document contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.

Sun International Hotels Limited Consolidated Balance Sheets *(Dollars in thousands)*	March 31, 2001	December 31, 2000
	(Unaudited)	
Assets		
Current assets:		
Cash and cash equivalents	$ 43,843	$ 22,497
Restricted cash	2,962	1,651
Trade receivables, net	44,753	40,612
Due from affiliates	24,165	34,140
Inventories	11,401	10,417
Prepaid expenses	11,143	9,849
Net assets held for sale	138,350	138,350
Total current assets	276,617	257,516
Property and equipment, net	1,155,404	1,155,509
Due from affiliates-non current	11,138	5,069
Deferred charges and other assets	13,082	13,120
Investment in associated company and joint venture	31,401	29,577
Total assets	$ 1,487,642	$ 1,460,791
Liabilities and Shareholders' Equity		
Current liabilities:		
Current maturities of long-term debt	$ 236	$ 230
Accounts payable and accrued liabilities	133,980	136,872
Capital creditors	7,000	12,954
Total current liabilities	141,216	150,056
Long-term debt, net of current maturities	671,376	668,908
Total liabilities	812,592	818,964
Shareholders' equity	675,050	641,827
Total liabilities and shareholders' equity	$ 1,487,642	$ 1,460,791

Sun International Hotels Limited Consolidated Statements of Operations *(Dollars in thousands, except per share data)*	For the Three Months Ended March 31, 2001	2000
	(Unaudited)	
Revenues:		
Casino and resort revenues	$ 151,793	$ 200,872
Less: promotional allowances	(8,801)	(15,078)
	142,992	185,794
Tour operations	10,626	8,621
Management and other fees	10,116	7,749
Real estate related	4,864	-
Other	771	729
	169,369	202,893
Expenses:		
Casino and resort expenses	71,936	112,158
Tour operations	9,398	7,969
Selling, general and administrative	21,727	25,405
Real estate related	1,266	-
Corporate expenses	5,992	5,794
Depreciation and amortization	11,505	14,355
Pre-opening expenses	3,257	31
	125,081	165,712
Operating income	44,288	37,181
Other income and expenses:		
Interest income	2,749	841
Interest expense, net of capitalization	(14,210)	(11,476)
Equity earnings of affiliates	1,823	1,145
Income before income taxes	34,650	27,691
Provision for income taxes	(1,427)	(354)
Net income	$ 33,223	$ 27,337
Diluted earnings per share	$ 1.21	$ 0.83
Weighted average number of shares outstanding	27,410	33,080

Sun International Hotels Limited
Consolidated Statements of Cash Flows
(Dollars in thousands)

	For the Three Months Ended March 31, 2001	For the Three Months Ended March 31, 2000
	(Unaudited)	
Cashflows from operating activities:		
Reconciliation of net income to net cash provided by operating activities:		
Net income	$ 33,223	$ 27,337
Depreciation and amortization	11,505	14,355
Amortization of debt issuance costs and discount	775	769
Provision for doubtful receivables	1,606	1,555
Provision for discount on CRDA obligations, net	-	215
Reclass of property, plant and equipment to land held for sale	1,016	-
Net change in working capital accounts	(1,360)	2,116
Net change in deferred charges	(845)	(1,015)
Equity earnings from affiliates, net	(1,824)	(1,145)
Net cash provided by operating activities	44,096	44,187
Cashflows from investing activities:		
Payments for major capital projects, including hurricane repair expenditures	(14,065)	(42,619)
Other operating capital expenditures	(4,185)	(4,873)
Proceeds received from insurance company	-	30,365
Advances to joint venture	(5,750)	-
Other	118	(887)
Net cash used in investing activities	(23,882)	(18,014)
Cashflows from financing activities:		
Proceeds from issuance of debt	18,500	18,000
Repayment of debt	(16,057)	(30,581)
Proceeds from exercise of stock options	-	10
Net cash provided by (used in) financing activities	2,443	(12,571)
Net increase in cash and cash equivalents	22,657	13,602
Cash and cash equivalents at beginning of period	24,148	40,210
Cash and cash equivalents at end of period	$ 46,805	$ 53,812

Sun International

P.O. Box N-4777
Nassau, The Bahamas

SUN INTERNATIONAL REPORTS FIRST QUARTER 2001 RESULTS